UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-13147

CUSIP NUMBER 34-0904517

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2007
[	]Transition Report on Form 10-K
[	]Transition Report on Form 20-F
[	]Transition Report on Form 11-K
[	]Transition Report on Form 10-Q
[	]Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LESCO, Inc.
Full Name of Registrant

Former Name if Applicable

1301 East Ninth Street, Suite 1300
Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44114
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On May 7, 2007, LESCO, Inc. (the “Company”) consummated its merger (the “Merger”) with Deere Merger Sub, Inc. (“Merger Sub”) pursuant to the terms of the Agreement and Plan of Merger, dated as of February 19, 2007, among Deere & Company, Merger Sub and the Company, with the Company surviving as a wholly-owned subsidiary of Deere & Company.

As a result of the Merger, the Company has experienced significant turnover in certain of its key financial and accounting personnel. As a result, the Company is unable to file its Form 10-Q for the fiscal quarter ended March 31, 2007 on time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael A. Weisbarth	(216)	706-9250
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

	Yes	☒	No	☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following financial results:

Summary Financial Information

(unaudited)

(Dollars in thousands, except per share data)
	Three Months Ended March 31,
	2007	2006
Net sales	$130,405	$99,837
Gross profit	19,399	23,931
Net loss	(18,075)	(10,615)
Loss per share:
Diluted	$(1.98)	$(1.18)
Basic	$(1.98)	$(1.18)

	March 31, 2007	March 31, 2006
Total assets	$143,111	$140,031

Consolidated sales for the first quarter of 2007 increased $30.6 million, or approximately 31%, over the same period in 2006 predominantly from the shift in early order program sales from the fourth quarter of 2006 to the first quarter of 2007. Gross profit for the first quarter declined $4.5 million, or nearly 19%, as raw material and indirect supply chain costs along with freight charges increased significantly on a year-over-year basis. Selling expense increased approximately $2.5 million in the first quarter 2007 as compared to the same period in 2006 from the incremental costs associated with expanding the number of Service Centers and sales representatives during 2006.

LESCO, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Michael A. Weisbarth
Date:	May 11, 2007		Name:	Michael A. Weisbarth
			Title:	Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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